July 7, 2022

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Review of Forms N-CSR of WP Trust (the “Trust”)

(File No. 811-23086)

Name of Series of the Trust/Fiscal Year Reviewed:

WP Smaller Companies Income Plus Fund/November 30, 2021

WP International Companies Income Plus Fund/November 30, 2021

WP Income Plus Fund/November 30, 2021

WP Large Cap Income Plus Fund/November 30, 2021

IPS Strategic Capital Absolute Return Fund/February 28, 2021

Dear Ms. Fettig:

This letter provides the Trust’s responses to the comments of the staff of the Securities and Exchange Commission that you provided on March 29, 2022. The comments addressed Form N-CSR and N-CEN filings for the series of the Trust and the fiscal years noted above. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: As it relates to the Form N-CSR filed on behalf of the WP Smaller Companies Income Plus Fund (“Small Companies Fund”), WP International Companies Income Plus Fund (“International Fund”), WP Income Plus Fund (“Income Fund”) and the WP Large Cap Income Plus Fund (“Large Cap Fund”) (collectively, the “WP Funds”), please update Item 4(d) of the Certification Pursuant to Section 302 of Sarbanes-Oxley Act to reference the “period covered by the report” instead of referencing the “second fiscal quarter”. In addition, once the update is made to the certifications please file amended Form N-CSR to include the corrected certifications.

Response: The Trust will update the certifications and will file an amended Form N-CSR on behalf of the WP Funds.

2.	Comment: In the Form N-CEN filing made on behalf of the WP Funds, the Trust reported in response to Item B.22 that a net asset value error occurred during the period that impacted each of the WP Funds. Please provide information on the cause of the net asset value error, whether any reimbursements were made to the respective WP Funds and/or shareholders, and whether management considered adding disclosure to the financial statements as it relates to the net asset value error.

Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

July 7, 2022

Response: The net asset value error was caused by a data import pricing error. The service provider reimbursed the Funds for the error, and the shareholder trades were reprocessed where necessary. Shareholders were not harmed by this error, and, as a result, management determined that this was not a material item that warranted disclosure to the financial statements.

3.	Comment: In the Form N-CEN filing for the WP Funds, you indicated in response to Item C.3 that none of the Funds operate as “Fund of Funds”. Please explain why the “Fund of Funds” box was not checked for the Smaller Companies Fund, International Fund and Income Fund.

Response: The Trust acknowledges that it should have checked the “Fund of Funds” box for the Smaller Companies Fund, International Fund and Income Fund. In future filings, the Trust will check, as appropriate, such box if such funds continue to operate as “Fund of Funds.”

4.	Comment: As it relates to the Form N-CSR filed on behalf of the International Fund, please explain why the returns for MSCI EAFE Index found on pages 3 and 7 of the Annual Report are inconsistent.

Response: The MSCI EAFE Index was correct in the Letter to Shareholders found on page 3 of the Annual Report. There was a misstatement on Page 7 of the Annual Report. The Trust will correct the return on page 7 of the Annual Report in its amended N-CSR filing.

5.	Comment: As it relates to the Form N-CSR filed on behalf of the WP Funds, pursuant to Rule 6-04(12) of Regulation S-X, the registrants are required to state separately in its Statements of Assets and Liabilities the total amounts payable to officers and trustees of the registrant. Please confirm that there were not any outstanding amounts owed to the officers and trustees of the Trust that should have been disclosed on the Statements of Assets and Liabilities in accordance with Rule 6-04(12) of Regulation S-X.

Response: The were no accrued payables for amounts owed to officers and trustees of the Trust as of fiscal year-end. If there were such amounts owed, the Trust would have disclosed such amounts on its Statements of Assets and Liabilities. Accordingly, the Trust is of the view that no disclosure was required as called for by Rule 6-04(12) of Regulation S-X

6.	Comment: As it relates to the Form N-CSR filed on behalf of the WP Funds, the Statements of Operations indicates that distribution and service (12b-1) fees apply to Class A shares of the WP Funds. Please remove the reference to Class A shares and replace with the correct share class name.

Response: As it relates to future filings, the Trust will remove the reference to Class A shares and will state the correct class of shares.

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Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

July 7, 2022

7.	Comment: As it relates to the Form N-CSR filed on behalf of the WP Funds, please explain why no disclosure was included in Note 1 Organization and Significant Accounting Policies to the financial statements regarding interest expenses. In addition, as it relates to the Form N-CSR filed on behalf of the IPS Strategic Capital Absolute Return Fund (“IPS Fund”)(the IPS Fund and the WP Funds may be referred to collectively as the “Funds”), please explain why no disclosure was included in Note 1 Organization and Significant Accounting Policies to the financial statements regarding investments in futures.

Response: As it relates to future filings for the WP Funds, the Trust will seek to enhance the disclosure in a manner consistent with your comment. The Trust notes that a footnote for interest income and interest expenses was included on page 32 of the N-CSR filing for the WP Funds. In addition, the Trust has adopted revised disclosure for the IPS Strategic Capital Absolute Return Fund’s investments in futures contracts and intends to include that disclosure in all future reports, as applicable.

8.	Comment: As it relates to the Large Cap Fund, the Fund claims to be operating as a diversified fund in its respective disclosure documents. However, from our review of the N-CSR filing for that Fund, it appears the Fund may not be operating as a diversified fund. Please confirm that the Large Cap Fund is operating as a diversified fund as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) and the Internal Revenue Code.

Response: The investment adviser to the Large Cap Fund has confirmed to the Trust that the Large Cap Fund is operating as a diversified fund, as defined in the 1940 Act. The investment adviser to the Large Cap Fund has further confirmed that any positions held as of November 30, 2021 that were subject to the 5% limit applicable to a diversified fund (for purposes of the 1940 Act) did not exceed that limit as of the date of purchase, and such positions may have exceeded the 5% limit as of November 30, 2021 for reasons other than portfolio purchase and sale activity in those positions effected on behalf of that Fund by the investment adviser (e.g., market movement). In addition, the Trust confirms that the Large Cap Fund satisfies the RIC diversification requirements.

9.	Comment: The Smaller Companies Fund, International Fund and Income Fund each indicate in their respective disclosure that they are non-diversified funds. However, it appears that all three Funds have been operating as diversified funds for more than three years. Confirm if that is accurate. In addition, if any or all these Funds has/have been operating as a diversified fund for more than three years confirm that each Fund, where that is the case, will receive shareholder approval before operating as a non-diversified fund. If necessary, please update your disclosure to indicate the Fund(s) is/are operating as diversified funds.

Response: The investment adviser to these Funds has informed the Trust that it believes that each of the Funds have been operating as diversified funds as is defined in the 1940 Act. Therefore, the Registrant will reflect that fact in future shareholder reports, prospectuses and

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Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

July 7, 2022

statements of additional information.  Registrant further confirms that the Registrant shall obtain Board and shareholder approval if any Fund desires to operate as a non-diversified fund and before making any representation to that effect.

10.	Comment: The Smaller Companies Fund, International Companies Fund and Income Fund at the end of the fiscal year had investments in common stock. However, it does not appear that any of these Funds mention investments in common stock as part of their principal investment strategies. Explain why for these Funds that common stock investments are not included in the principal investment strategies section of the prospectus.

Response: The Trust will review the holdings of the WP Funds noted in your comment and the intended principal investment strategies of these Funds with the investment adviser. To the extent appropriate and consistent with the investments adviser’s intentions for managing the Funds, the Trust will consider modifications to the principal investment strategies. The Trust notes that the statement of additional information clearly states all the Funds may invest in common stocks. In addition, and perhaps more importantly, the Trust notes that the prospectus sets forth a number of different principal risks disclosures that discuss a Fund’s potential investments in common stock and the risks associated with such investments. For example, all three Funds mention the risks associated with common stock investments in the following risk disclosures: “Limits on Option Selling;” “Issuer Risk;” and “Management Style Risk.” Also, Smaller Companies Fund and International Fund include “Equity Risk” as a principal risk. In addition, the Smaller Companies Fund’s risk disclosure for its investments in small-capitalization companies references the risks associated with investments in smaller companies. Lastly, the International Fund specifically mentions investments in foreign companies as a principal risk. The Trust believes that this risk disclosure was intended to convey the risks of investing in common stocks (equities generally) either directly or through other mutual funds or ETFs.

11.	Comment: The Income Fund states that it will seek to meet its investment objective by investing approximately 80% in unaffiliated open- and closed-end mutual funds and ETFs that primarily invest in fixed-income securities (“Underlying Bond Funds”). Please clarify if the 80% is related to net assets or total assets.

Response:  The Trust will supplement its prospectus to address your comment.

12.	Comment: In the current prospectus, the Large Cap Fund does not define “large cap” companies. Pursuant to the requirements of Rule 35d-1 under the 1940 Act, the Fund should include as part of its principal investment strategies discussion a definition for “large cap” companies. Please add a definition for “large cap” companies to the prospectus.

Response:  The Trust will supplement its prospectus to address your comment.

13.	Comment: The Smaller Companies Fund, International Companies Fund and Income Fund

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Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

July 7, 2022

noted large positions in the N-CSR filing in one or more exchange-traded funds (ETFs). However, it does not appear that any of the noted Funds disclose they may focus their investments in one or more ETFs. Please modify each Fund’s principal investment strategies section and modify any relevant risk disclosures as necessary to address this investment strategy.

Response:  The Trust will supplement its prospectus to address your comment.

14.	Comment: In the current prospectus, the Income Fund states that it will limit its options exposure to be between 10-20% of the Fund’s net assets. It appears that at fiscal year end the Income Fund had exposure to options greater than the range stated in the prospectus. Please explain why the Income Fund exceeded the stated range.

Response: The Trust notes that the current disclosure in the Income Fund’s prospectus states that the Fund’s exposure to options is expected to be between 10-20% of the Fund’s net assets (emphasis added). This range represents what the investment adviser expects but, at times, the investment adviser will allow the Fund’s exposure to exceed the noted range if market conditions warrant such large exposures. The Income Fund measures exposure on options using the delta-adjusted value of the options, which takes into account the time remaining on the options and the current value of the underlying compared to the strike price. The investment adviser to the Income Fund has represented to the Trust that as of the fiscal year ending November 30, 2021, options exposure was in compliance with the prospectus. The Trust realizes that the concept of “exposure” may be subject to multiple interpretations and could, as a result, be clarified; the Trust will modify and/or clarify the disclosure in a supplement.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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